

January 4, 2012

Via E-mail
Shaun Sullivan, Chief Executive Officer
Strike Axe, Inc.
267 W 1400 S
Suite 101
St. George, UT 84790

> **Re:** **Strike Axe, Inc.**
> **Form 8-K**
> **Filed December 6, 2011**
> **File No. 000-53304**

Dear Mr. Sullivan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Summary, page 1

2.   We note that Nutritional Concepts has entered into an agreement with Mega-pro Nutrition, Inc. to resell and distribute dietary supplements. Further, we note that Nutritional Concepts has acquired the option to purchase Mega-pro Nutrition, Inc. Please file these agreements as exhibits in accordance with item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file these agreements.

3.   Please revise to clarify whether shareholder approval was required for this business combination and, if so, how you obtained such approval. If you determined that shareholder approval was not required, please tell us your basis for such determination.

Description of Business, page 2

Overview, page 2

4.   Please disclose how many products you offer.

5.   In the "Our Operations" section, please disclose that you have not yet generated any sales and that your operations have been limited to developing your business plan, marketing strategy, website and promotional and advertising materials as well as developing your Proflex products. Similarly, in the "Sales" section please disclose that you have not generated any sales.

6.   Please identify the third parties that you rely on to manufacture your products and your ingredients and file the agreements in accordance with Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file these agreements.

7.   Please provide more detailed disclosure regarding your anticipated acquisition of Mega-pro Nutrition and disclose how you intend to fund this acquisition.

8.   Please provide disclosure regarding the company you formed in the UK, as referenced on page 15.

Our Company, page 2

9.   We note that you have the rights to sell and distribute Mega Pro products in the United States. Please revise to clarify whether these rights are exclusive.

Government Regulation, page 3

10.   Please define the acronym "GMP."

Research and Development, page 5

11.   We note your disclosure that product and research expenses were $0. However, we note your disclosure on page 3 regarding Proflex and PureLife Cleanse, two products you developed. In light of this, please advise how your expenses were $0. Please expand your disclosure on page 14 to discuss these costs as appropriate.

Intellectual Property, page 6

12.   Please disclose when you plan to apply for a trademark or patent in relation to your products.

Competition, page 6

13.   We note your statement that you "believe that you compete favorably with other nutritional supplemental companies because of [your] financial stability, brand names, customer service, competitive pricing, sales and marketing support and quality of your product lines." We note that you currently have a net loss and have not generated any sales. Please provide support for this statement or remove it.

Risk Factors, page 6

14.   Your risk factor section includes risks that appear generic to any issuer or offering. Please revise these risk factors to demonstrate risks specific to you. Refer to Item 503(c) of Regulation S-K.

15.   Please add a risk factor to disclose that there is substantial doubt about your ability to continue as a going concern. In this risk factor, please describe this going concern opinion and how it impacts your business operations. Additionally, please disclose the losses you have incurred and your net working capital deficiency.

16.   Please review your risk factors and revise to remove mitigating language. We note, for example only, your risk factor on page 7 relating to your conflicts of interest. Please revise your risk factors to discuss only the risk presented. You may discuss mitigating factors elsewhere in the document.

We are dependent on third-party suppliers, page 8

17.   We note your disclosure that a considerable portion of your raw materials relates to your joint care category, which accounts for a significant amount of your total net sales. Please revise, as we note that you have not generated any sales.

If we lose key personnel …, page 11

18.	We note your reference to significant employees in this risk factor. On page 6, you state that you have no employees aside from your officers and directors. Please advise or revise as appropriate to address this discrepancy. To the extent you rely upon significant employees of third parties, please clarify this. Additionally, please ensure that you provide the disclosure required by Item 401(c) of Regulation S-K.

Management's Discussion and Analysis …, page 14

Liquidity and Capital Resources, page 14

19.	We note your disclosure that you anticipate you will receive "sufficient advances from [your] president to meet [your] operations needs through the next 12 months." Please disclose the steps you have taken to determine whether he has the financial capability to finance your needs. Please clarify whether you have a written agreement with your president. If so, please file this as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

Directors and Executive Officers …, page 17

20.	Please disclose the companies that Mr. Lelegren has provided business and accounting consulting services for during the page 5 years and the time period during which he provided services to each of those companies. Please refer to Item 401 of Regulation S-K.

Recent Sales of Unregistered Securities, page 20

21.	Please ensure that you provide all of the disclosure required by Item 3.02 of Form 8-K and Item 701 of Regulation S-K. For example, please provide disclosure regarding the $70,000 stock sale discussed on page 14.

Item 9.01 Financial statements, Pro Forma Financial Information and Exhibits

Note 5. Intangible Assets, page 32

22.	We note that you have capitalized website development costs. Please tell us how you have accounted for costs incurred in the planning stage as well as costs incurred to input content.

Item 8. Related Party Transactions, page 32

23. We note that in August 2011, you were granted the option to acquire Mega-pro Nutrition, Inc. Please clarify what consideration, if any, was paid to acquire this option. Also, tell us how you have accounted for the option in your financial statements.

24. Please tell us how you have assessed the likelihood of acquiring Mega-pro Nutrition, Inc. and what consideration you gave to including financial statements of Mega-pro Nutrition, Inc. pursuant to Rule 8-04 of Regulation S-X. In this regard, we note your disclosure on page 7 that this acquisition is anticipated.

Unaudited Pro Forma Condensed Combined Balance Sheets, page 35

25. Please tell us how you calculated the pro forma adjustments to additional paid in capital, stock subscriptions receivable, and deficit accumulated during the development stage in the pro forma balance sheets as of February 28 and August 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest at (202)551-3432 or Jonathan Wiggins at (202)551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director